Exhibit 1

Reconciliation to Accounting Principles Generally Accepted in the U.S.

The Company’s unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2008 and 2007 have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company’s unaudited interim consolidated financial statements been prepared on the basis of accounting principles generally accepted in the United States (“U.S. GAAP”):

(Canadian funds in thousands of dollars, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Statement of operations and deficit:
Loss under Canadian GAAP	$(71,242)	$(14,033)	$(48,260)	$(17,592)
Amortization of capitalized interest (a)	(95)	(264)	(288)	(524)
Tax liability on flow-through financing (e)	—	(161)	(407)	(161)
Accretion expense relating to convertible notes (h)	—	(350)	(565)	(1,336)
Amortization of deferred financing costs (h)	(9)	(119)	(117)	(404)
Fair value adjustment on embedded derivatives and common share purchase warrants (h)	3,419	4,633	429	4,366
Loss and comprehensive loss under U.S. GAAP	$(67,927)	$(10,294)	$(49,208)	$(15,651)
Basic loss per share under U.S. GAAP	$(0.83)	$(0.19)	$(0.60)	$(0.29)
Diluted loss per share under U.S. GAAP	$(0.82)	$(0.19)	$(0.59)	$(0.29)

Balance sheets:	September 30, 2008	December 31, 2007
	(unaudited)
	$	$
Current assets (b)	137,793	182,638
Mining interests (a)	122,657	115,713
Deferred financing costs (h)	1	275
Future tax liability (e)	2,714	2,714
Liabilities – current portion of convertible notes payable (h)	3,426	25,706
– convertible notes payable (h)	—	—
– embedded derivatives (h)	—	209
– common share purchase warrants (h)	774	995
Common share capital and common share purchase warrants (d),(e),(h)	478,380	440,751
Equity component of convertible notes payable (h)	—	—
Contributed surplus (h)	2,035	1,673
Deficit (d),(e),(h)	(258,070)	(208,863)

(a) Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2008, interest of $Nil (2007 - $Nil), respectively, has been capitalized related to the investment in the underground development, which reached commercial production during the first quarter of 2006.  Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

(b) The cost of the Company’s concentrate inventory and crushed and broken ore stockpiles is determined using the average production costs including an allocation of the amortization of production related assets. At September 30, 2008 and December 31, 2007, the Company recorded its concentrate inventory and crushed and broken ore stockpiles at their net realizable value.

(c) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.

(d) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 as at September 30, 2008 and December 31, 2007.

(e)        Under U.S. GAAP, the renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f)           U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at September 30, 2008, these amounts were as follows: trade payables and accruals - $17,902 (December 31, 2007 - $15,494); other accruals - $3,942 (December 31, 2007 - $5,263).

(g)       U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(h)       Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for as an equity instrument. The Company allocated the gross proceeds received to the debt and equity components of the notes and the warrants on a relative fair value basis. The Series I proceeds received were allocated as follows; US$20,558 to the debt, US$8,808 to the equity component and US$5,634 to the warrants. The Series II proceeds were allocated as follows: US$9,578 to the debt, US$2,312 to the equity component and US$1,610 to the warrants. Issuance costs of $2,364 were allocated pro-rata to the debt ($1,398) and equity components ($589) and to the associated warrants ($377) on a relative fair value basis. The issuance costs related to the debt components are being amortized over the respective terms of the convertible notes on an effective yield basis (Series I- 42%; Series II- 28%). In addition, a liability (the “Equity Premium”) was recognized for the holders’ option to receive common shares, in lieu of cash, at a 10% discount to the five day weighted trading price for interest and principal payments. The Company will be required to accrete the carrying value of the convertible notes and the Equity Premium such that at each installment payment date, the carrying value of the notes and the Equity Premium will be equal to the face value of the notes and the liability related to the Equity Premium. For the nine months ended September 30, 2008, the Company recorded accretion expense of $3,285 (2007 - $10,656) of which $795 (2007 - $2,427) represented the accretion relating to the Equity Premium which was included in the carrying value of the convertible notes payable as at September 30, 2008.

Under U.S. GAAP, an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract must be measured at fair value and presented as a liability. Changes in fair value of the embedded derivatives are recorded in the consolidated statements of loss and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the convertible notes payable and that are measured at fair value consist of the holders’ conversion right, the Company’s contingent conversion option and the holders’ contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, there is no requirement to identify and measure the other embedded derivatives.

Under U.S. GAAP, the common share warrants are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date.

Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

All of the issuance costs related to the convertible note issuances are recognized as deferred financing costs under U.S. GAAP and are amortized to the consolidated statements of loss and deficit using the effective yield basis over the respective terms of the notes. The Series I notes and Series II note carry an effective yield of 49% and 25%, respectively.

Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S.GAAP.

Adoption of new United States accounting pronouncements

FASB Interpretation No.48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”) was issued in June 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The adoption of FIN 48 on January 1, 2007 had no material impact on the consolidated financial statements of the Company.

Statement of Financial Accounting Standards No. 157, “Fair Value Measurement” (“SFAS 157”) was issued September 2006.  The Statement provides guidance for using fair value to measure assets and liabilities.  The Statement also expands disclosures about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurement on earnings. This Statement applies under other accounting pronouncements that require or permit fair value measurements.  This Statement does not expand the use of fair value measurements in any new circumstances.  Under this Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts.  SFAS 157 is effective for the Company for fair value measurements and disclosures made by the Company in its fiscal year beginning on January 1, 2008. The adoption of SFAS 157 on January 1, 2008 had no material impact on the consolidated financial statements of the Company.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities the option to measure financial instruments at fair value, thereby achieving an offsetting effect for accounting purposes for certain changes in fair value of certain related assets and liabilities without having to apply hedge accounting. This statement is effective for the Company beginning January 1, 2008.  The adoption of FASB Statement No. 159 on January 1, 2008 had no material impact on the consolidated financial statements of the Company.

Impact of recently issued United States accounting pronouncements

SFAS 141R – Business Combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations. The standard is converged with proposals issued by the AcSB and IASB on this subject. The major changes to accounting for business combinations are summarized as follows:

•                  All business acquisitions would be measured at fair value

•                  The existing definition of a business would be expanded

•                  Pre-acquisition contingencies would be measured at fair value

•                  Most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)

•                  Obligations for contingent consideration would be measured and recognized at fair value at acquisition date (would no longer need to wait until contingency is settled)

•                  Liabilities associated with restructuring or exit activities be recognized only if they meet the recognition criteria of SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities, as of the acquisition date.

•                  Non-controlling interests would be measured at fair value at the date of acquisition (i.e., 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•                  Goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest

•                  In accounting for business combinations achieved in stages, commonly called step acquisitions, the acquirer is to re-measure its non-controlling equity investment in the acquiree at fair value as of the acquisition date and recognize any unrealized gain or loss in income.

The statement is effective for business combinations occurring in the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

SFAS 160, Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued a revised standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. The standard is converged with proposals issued by the AcSB and IASB on this subject.

This statement specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution gains or losses.  The carrying amount of the non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.  The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date.

The Company is currently assessing the impact of this new standard on its consolidated financial statements.